Exhibit 12.1

HIGHWOODS PROPERTIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

Three Months Ended March 31, 2017
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$32,530
Fixed charges	21,741
Capitalized interest	(3,242)
Distributions of earnings from unconsolidated affiliates	2,431
Total earnings	$53,460

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$17,023
Amortization of debt issuance costs	840
Capitalized interest	3,242
Interest component of rental expense	636
Total fixed charges	21,741
Preferred Stock dividends	623
Total fixed charges and Preferred Stock dividends	$22,364

Ratio of earnings to fixed charges	2.46
Ratio of earnings to combined fixed charges and Preferred Stock dividends	2.39